UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                        Diamond Multimedia Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   252714-10-0
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  252714-10-0                  13G                   Page 2 of 6 Pages
          -------------


===============================================================================
1       NAME OF REPORTING PERSON
        SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

        Chong-Moon Lee

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        Not Applicable.                                                (a)  |_|
                                                                       (b)  |_|
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                   5     SOLE VOTING POWER
  NUMBER OF
    SHARES               2,454,757
 BENEFICIALLY    --------------------------------------------------------------
OWNED BY EACH
  REPORTING        6     SHARED VOTING POWER
 PERSON WITH
                         220,000
                 --------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                         2,454,757
                 --------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                         220,000
-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,674,757
-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
11      PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW 9

        7.8%
-------------------------------------------------------------------------------
12      TYPES OF REPORTING PERSON

        IN
===============================================================================

CUSIP No.  252714-10-0                  13G                   Page 3 of 6 Pages
          -------------

Item 1(a).      Name of Issuer
---------       --------------

                Diamond Multimedia Systems, Inc.


Item 1(b).      Address of Issuer's Principal Executive Offices
---------       -----------------------------------------------

                2880 Junction Avenue
                San Jose, CA  95134-1922


Item 2(a).      Name of Person Filing
---------       ---------------------

                Chong-Moon Lee


Item 2(b).      Address of Principal Business Office or, if none,
---------       Residence
                -------------------------------------------------

                c/o AmBex Venture Group, LLC
                1245 Oakmead Parkway
                Sunnyvale, California  94086


Item 2(c).      Citizenship
---------       -----------

                United States


Item 2(d).      Title of Class of Securities
---------       ----------------------------

                Common Stock

Item 2(e).      CUSIP Number
---------       ------------

                252714-10-0


Item 3.         If this statement is filed pursuant to Rules 13d-1(b)
------          or 13d-2(b), check whether the person filing is a:
                -----------------------------------------------------

                     (a) |_| Broker or Dealer registered under Section 15 of the
                Act;

                     (b) |_| Bank as defined in section 3(a)(6) of the Act;

                     (c) |_| Insurance Company as defined in section 3(a)(19) of
                the Act;

CUSIP No.  252714-10-0                  13G                   Page 4 of 6 Pages
          -------------

                     (d) |_| Investment Company registered under section 8 of
                the Investment Company Act;

                     (e) |_| Investment Adviser registered under section 203 of
                the Investment Advisers Act of 1940;

                     (f) |_| Employee Benefit Plan, Pension Fund which is
                subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F);

                     (g) |_| Parent Holding Company, in accordance with
                ss.240.13d-1(b)(ii)(G) (Note: See Item 7); or

                     (h) |_| Group, in accordance with ss.240.13d-
                1(b)(1)(ii)(H).


Item 4.         Ownership
------          --------

                     (a) Amount Beneficially Owned:    2,674,757
                                                    ---------------------------

                     (b) Percent of Class:    7.8%
                                           ------------------------------------

                     (c) Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote
                            2,454,757
                        -------------------------------------------------------

                        (ii) shared power to vote or to direct the vote
                            220,000
                        -------------------------------------------------------

                        (iii) sole power to dispose or to direct the disposition
                     of     2,454,757
                        -------------------------------------------------------

                          (iv) shared power to dispose or to direct the
                      disposition of    220,000
                                     ------------------------------------------

Item 5.         Ownership of Five Percent or Less of a Class
------          --------------------------------------------

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

CUSIP No.  252714-10-0                  13G                   Page 5 of 6 Pages
          -------------

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Shares reported in Item 4 include an aggregate of 510,546 shares held by certain charitable trusts, of which Mr. Lee is the Trustee. Assets of the trusts, including proceeds from the sale of securities, are distributable for charitable purposes as specified in the trusts, subject to periodic payments of unitrust amounts which are due to Mr. Lee under the provisions of the trusts.

                Shares reported in Item 4 also include an aggregate of 220,000 shares held by a non-profit foundation, for which Mr. Lee serves as Chairman of the Board of Directors. By virtue of his position, Mr. Lee shares voting and investment power with respect to such shares. Assets of the foundation, including proceeds from the sale of securities, are distributable for charitable purposes as specified in the charter documents of the foundation.


Item 7.         Identification and Classification of the Subsidiary Which
------          Acquired the Security Being Reported on by the Parent Holding
                Company
                -------------------------------------------------------------

                Not Applicable.


Item 8.         Identification and Classification of Members of the Group
------          ---------------------------------------------------------

                Not Applicable.


Item 9.         Notice of Dissolution of Group
------          ------------------------------

                Not Applicable.


Item 10.        Certification
-------         -------------

                Not Applicable.

CUSIP No.  252714-10-0                  13G                   Page 6 of 6 Pages
          -------------

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 12, 1998
                      ------------------------------------
                                      Date


                               /s/ CHONG-MOON LEE
                      ------------------------------------
                                 Chong-Moon Lee